UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated 20 February 2009
Commission File Number: 001-10086
VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)
VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAPITALIZATION AND INDEBTEDNESS
The following table sets out our called up share capital, and the borrowings and indebtedness of Vodafone, its consolidated subsidiaries and share of joint ventures, referred to as the “Group”, as at September 30, 2008.

At September
30,
2008
£
(in millions)
Borrowings and Indebtedness
Short-term borrowings	5,783
Short-term derivative financial instruments *	90

Total short-term borrowings	5,873

Long-term borrowings	23,665
Long-term derivative financial instruments *	180

Total long-term borrowings	23,845

Total borrowings and indebtedness	29,718

Share Capital
Called up share capital (52,489,890,006 ordinary shares allotted, issued and fully paid)	4,152
Share premium account	43,005
Own shares held	(8,093)
Additional paid-in capital	100,145
Capital redemption reserve	10,102
Accumulated other recognized income and expense	10,407
Retained losses	(83,346)

Total equity and shareholders’ funds	76,372

Total Capitalization and Indebtedness	106,090

*	Certain mark to market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables

(1)	At September 30, 2008, all borrowings and indebtedness are unsecured, except for indebtedness in respect of Vodafone Essar of INR101 billion and Vodafone Holdings SA Pty Limited of ZAR6.7 billion.

(2)	At September 30, 2008, the Group had contingent indebtedness relating to outstanding guarantees, performance bonds and other contingent indebtedness items totaling £547 million.

(3)	As at September 30, 2008, the Group had cash and cash equivalents of £1,134 million and trade and other receivables which comprise certain mark to market adjustments on financing instruments of £869 million, giving total net borrowings and indebtedness of £27,715 million.

(4)	On October 23, 2008, Vodafone issued €10 million of 5.15% notes with a maturity of October 23, 2009.

(5)	On October 30, 2008, Vodafone issued €140 million of 5.035% notes with a maturity of October 30, 2009.

(6)	On November 6, 2008, Vodafone issued €10 million of 4.95% notes with a maturity of November 6, 2009.

(7)	On November 6, 2008, Vodafone announced it had agreed to acquire an additional 15% stake in Vodacom Group (Proprietary) Limited (“Vodacom Group”) from Telkom SA Limited for a cash consideration of ZAR22.5 billion less the pro rata consolidated attributable net debt of Vodacom Group of approximately ZAR1.55 billion. The transaction will increase Vodafone’s shareholding in Vodacom Group from 50% to 65%. This transaction has not yet closed.

(8)	On November 17, 2008, Vodafone issued €6.5 million of 5.035% notes with a maturity of October 30, 2009.

(9)	On November 24, 2008, Vodafone issued €25 million of 4.322% notes with a maturity of November 24, 2009.

(10)	On November 24, 2008, Vodafone issued €4 million of 4.306% notes with a maturity of September 24, 2009.

(11)	On November 25, 2008, Vodafone issued €2.5 million of 4.271% notes with a maturity of November 25, 2009.

(12)	On November 26, 2008, Vodafone issued £450 million of 8.25% notes with a maturity of November 26, 2018.

(13)	On November 27, 2008, Vodafone issued €12.3 million of 5.150% notes with a maturity of October 23, 2009.

(14)	On November 27, 2008, Vodafone issued €40 million of 4.273% notes with a maturity of November 27, 2009.

(15)	On December 1, 2008 Vodafone issued €50 million zero coupon notes with a maturity of December 1, 2028.

(16)	On December 4, 2008 Vodafone issued €1 billion of 6.875% notes with a maturity of December 4, 2013.

(17)	On December 12, 2008, Vodafone issued £100 million of 4.625% notes with a maturity of September 8, 2014.

(18)	On December 18, 2008, Vodafone announced that it had completed the acquisition of an additional 4.8% stake in Polkomtel S.A. for a total consideration of €177m.

(19)	On January 12, 2009, Vodafone issued £100 million of 4.625% notes with a maturity of September 8, 2014.

(20)	On January 15, 2009, Vodafone issued €1.25 billion of 6.25% notes with a maturity of January 15, 2016.

(21)	On January 28, 2009, Vodafone Europe B.V. announced that the recommended offer of SEK 12 in cash per share to the shareholders in Wayfinder Systems AB (publ) had been accepted by shareholders holding 16,295,612 shares, representing approximately 81.75% of the total number of shares and votes. In addition, Vodafone had acquired 3,266,420 shares in the market and in private transactions, representing approximately 16.39% of the total number of shares and votes. Vodafone intends to initiate compulsory acquisition proceedings under the Swedish Companies Act, in order to acquire the remaining shares. Vodafone also intends to have the shares de-listed from the NGM Equity and may acquire further shares in the open market or in private transactions.

(22)	The Group’s outstanding US and euro commercial paper, reported under short-term borrowings in the above table, increased by US$651 million, and £14 million and decreased by €95 million and JPY698 million between September 30, 2008 and February 4, 2009.

(23)	On 9 February 2009, Vodafone and Hutchison Telecommunications (Australia) Limited announced an agreement to merge their telecommunications businesses in Australia (Vodafone Australia Limited and Hutchison 3G Australia Pty Limited). Vodafone and Hutchison Telecommunications (Australia) Limited will have an equal ownership of 50% in the joint venture, which will be renamed VHA Pty Limited. VHA Pty Limited will market its products and services under the Vodafone brand, but will retain exclusive rights to use the 3 brand in Australia during the transition period and thereafter. To equalize the value difference between the respective businesses, Vodafone will receive a deferred payment of A$500 million from VHA Pty Limited.

(24)	On February 19, 2009, Vodafone issued £325 million of 4.625% notes with a maturity of September 8, 2014.

(25)	Other than the changes mentioned in the above footnotes and changes due to movements in foreign exchange rates, there has been no material change in the capitalization and indebtedness of the Group since September 30, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)
Dated: February 20, 2009	By:	/s/ S R Scott
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company Secretary